Exhibit 99.1
26 July 2021

National Grid plc (‘National Grid’ or ‘the Company’)

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company’s 2021 Annual General Meeting (‘AGM’) which was held today at 11.30am at Royal Lancaster London, Lancaster Terrace, London W2 2TY.

Resolutions 1 to 20 were passed as ordinary resolutions; resolutions 21 to 25 were passed as special resolutions. The results of the poll for each resolution are as follows:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	2,364,198,006	99.72	6,646,121	0.28	1,951,721
2	To declare a final dividend	2,360,172,238	99.50	11,795,988	0.50	830,942
3	To elect Paula Rosput Reynolds	2,343,746,412	98.96	24,518,601	1.04	4,528,486
4	To re-elect John Pettigrew	2,362,459,770	99.74	6,166,422	0.26	4,169,927
5	To re-elect Andy Agg	2,360,984,633	99.70	7,193,895	0.30	4,618,284
6	To re-elect Mark Williamson	2,360,189,055	99.66	7,971,091	0.34	4,633,836
7	To re-elect Jonathan Dawson	2,359,457,477	99.63	8,645,891	0.37	4,689,921
8	To re-elect Therese Esperdy	2,362,060,954	99.74	6,070,151	0.26	4,662,184
9	To re-elect Liz Hewitt	2,361,278,865	99.71	6,932,778	0.29	4,582,339
10	To re-elect Amanda Mesler	2,361,400,360	99.71	6,816,720	0.29	4,576,902
11	To re-elect Earl Shipp	2,361,063,797	99.70	7,023,843	0.30	4,705,649
12	To re-elect Jonathan Silver	2,360,233,170	99.67	7,916,531	0.33	4,643,527
13	To re-appoint the auditors Deloitte LLP	2,366,892,281	99.86	3,331,151	0.14	2,565,797
14	To authorise the Audit Committee to set the auditors' remuneration	2,365,381,281	99.76	5,677,227	0.24	1,735,012
15	To approve the Directors' Remuneration Report	2,282,856,361	96.79	75,653,431	3.21	14,283,931

16	To authorise the Company to make political donations	2,314,305,362	98.06	45,675,733	1.94	12,815,469
17	To authorise the Directors to allot Ordinary Shares	2,314,230,626	97.72	54,111,752	2.28	4,449,877
18	To reapprove the National Grid plc Long Term Performance Plan	2,331,964,412	98.57	33,749,984	1.43	7,078,509
19	To reapprove the National Grid plc US Employee Stock Purchase Plan	2,361,350,064	99.69	7,306,394	0.31	4,134,440
20	To approve the Company’s climate change related net zero commitments and associated targets	2,228,410,181	99.00	22,529,078	1.00	121,854,197
21*	To disapply pre-emption rights	2,334,513,539	98.62	32,606,409	1.38	5,673,650
22*	To disapply pre-emption rights for acquisitions	2,305,137,305	97.33	63,312,740	2.67	4,343,553
23*	To authorise the Company to purchase its own Ordinary Shares	2,327,650,760	98.91	25,752,334	1.09	19,390,828
24*	To authorise the Directors to hold general meetings on 14 clear days' notice	2,126,607,556	89.69	244,436,900	10.31	1,749,436
25*	To adopt the New Articles of Association	2,363,647,908	99.77	5,435,967	0.23	3,707,537

* Special resolution
** A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 17 and 21-25 have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website https://www.nationalgrid.com/investors/shareholder-information/agm